Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
	2000	1999	1998	1997	1996
	(000's Omitted Except Ratio)				
Earnings:					
Net Income, per Consolidated Statement of Earnings	$7,216	$8,438	$8,249	$8,235	$8,729
Federal Income Tax	(9)	3,492	2,221	2,999	3,658
Deferred Federal Income Tax	3,066	65	1,225	573	321
State Income Tax	155	805	377	679	691
Deferred State Income Tax	456	7	289	87	137
Amortization of Tax Credit	(255)	(322)	(402)	(172)	(194)
Interest on Long-Term Debt	6,440	6,477	5,412	5,242	5,142
Amortization of Debt Discount Expense	60	60	61	60	57
Other Interest	2,105	1,091	1,787	1,889	1,049
Total	$19,234	$20,113	$19,219	$19,592	$19,590
Fixed Charges:					
Interest of Long-Term Debt	$6,440	$6,477	$5,412	$5,242	$5,142
Amortization of Debt Discount Expense	60	60	61	60	57
Other Interest	2,105	1,091	$1,787	$1,889	$1,049
Total	$8,605	$7,628	$7,260	$7,191	$6,248
Ratio of Earnings to Fixed Charges	2.24	2.64	2.65	2.72	3.14